Stock exchange announcement

August 16, 2005

82-5116

05010927

SUPPL

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 23, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B:

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Kurt Anker Nielsen	Vice Chairman of the Board of Directors	12/8-2005	Shares	- 3,500	1,111,390
Per Falholt	EVP	12/8-2005	Shares	- 1,500	476,250

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

PROCESSED
SEP 08 2005
THOMSON FINANCIAL

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

novozymes®

Novozymes A/S
Trading by insiders in Novozymes A/S B shares - statement no. 24, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B:

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Kurt Anker Nielsen	Vice Chairman of the Board of Directors	16/8-2005	Share options	+ 6,000	619,500

Contact persons

Press and media:
Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

August 22, 2005

novozymes®

Novozymes A/S

Trading by insiders in Novozymes A/S B shares - statement no. 25, 2005

In accordance with Section 37 of the Danish Securities Trading Act, Novozymes reports the following transactions under ISIN DK0010272129, Novozymes B shares under the symbol NZYM B:

Name	Relation/ cathegory of close relation	Trading date	Character of the transaction	No. of shares traded (buy / sell)	Market value of shares traded
Arne W. Schmidt	EVP, Development,Production and Quality	19/8-2005	Share options	+ 19,600 - 19,600	1,979,600 6,304,675
Per Månsson	EVP and CFO, IT & Legal Affairs	19/8-2005	Shares	- 10,000	3,223,600

Contact persons

Press and media:

Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:

Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novozymes A/S
Investor Relations
Krogshoejvej 36
2880 Bagsvaerd
Denmark
Telephone:
+45 8824 9999
Fax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Stock exchange announcement

August 29, 2005

Novozymes A/S purchases B shares worth DKK 244 million from Novo A/S as part of the ongoing share buy-back programme

Novozymes A/S has today acquired 765.000 B shares, worth DKK 244 million, from Novo A/S as part of the ongoing DKK 2.5 billion share buy-back programme. The transaction price is DKK 319 per share and has been calculated as the average market price from August 15, 2005 to August 26, 2005 in the open window, following the announcement of the 1H 2005 financial results.

Novo A/S has hereby reduced its ownership of Novozymes A/S to its target level, which is the level of Novo A/S' ownership of Novozymes A/S following the demerger from Novo Nordisk A/S in the year 2000.

Novo A/S' shareholding in Novozymes A/S prior to the sale of B shares was 10.748.720 A shares (nominal DKK 10) and 7.764.280 B shares (nominal DKK 10), corresponding to 26.6% of capital and 69.3% of votes. The current transaction reduces Novo A/S' ownership of Novozymes A/S to 25.5% of capital and 68.8% of votes.

Henrik Gürtler, CEO of Novo A/S, said: "Novo A/S has now adjusted its shareholding in Novozymes A/S so that it is again 25.5% of the capital, as was the case prior to the reduction in share capital implemented recently. Novo A/S remains a long-term and committed major shareholder in Novozymes A/S."

As of August 29, 2005, Novozymes A/S has bought back B shares amounting to around DKK 737 million, as part of the DKK 850 million share buy-back programme for 2005 and as part of the ongoing share buy-back programme of DKK 2.5 billion. Novozymes A/S now owns 4,784,764 of its own B shares of DKK 10, corresponding to a total nominal value of DKK 47,847,640 or 6,88% of the total share capital.

At the Annual Meeting of Shareholders on March 16, 2005, it was decided to reduce the nominal share capital with 3 million shares. Pursuant to the Stock Exchange announcement on July 4, 2005 the capital reduction has now been finally registered. It is the policy of Novozymes A/S to reduce its share capital by the number of shares bought back.

Novozymes A/S
Investor Relations
2005-31541-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Contact persons for Novozymes A/S

Press and media:
Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe M. Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct): +45 4443 3304

Tobias Cornelius Bjorklund
Tel. (direct): +45 4442 8682

Contact persons for Novo A/S
Press and media:

Henrik Gürtler, CEO
Tel. (direct): +45 4442 2189

Thorkil Kastberg Christensen, CFO
Tel. (direct): +45 4442 3197

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Novo A/S is the holding company in the Novo Group and was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited liability company fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novozymes A/S and Novo Nordisk A/S, Novo A/S provides venture capital to development stage companies with pioneering scientific ideas within life science, and assists the Novo Group companies in implementing and evaluating the commitments set out in the 'Charter for Companies in the Novo Group. For further information, visit Novo A/S on the Internet at novo.dk.

novozymes®

Securities and Exchange Commissions,
Division of Corporate Finance,
450 Fifth Street,
Washington, D.C. 20549
USA

08/29/2005

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive press releases nos. 32-35 (incl.) sent to the Copenhagen Stock Exchange in August, 2005.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

Novozymes A/S
Investor Relations

Krogshoejvej 36
2880 Bagsvaerd
Denmark

Tel.:
+45 8824 9999
Fax:
+45 4442 1002

Internet:
www.novozymes.com
CVR no.:
10 00 71 27